Exhibit 99.1

REPORT ON VOTING RESULTS
Special Meeting of Unitholders of
Brookfield Property Partners L.P.
March 26, 2015

The Special Meeting of the holders (“Unitholders”) of limited partnership units (“BPY Units”) of Brookfield Property Partners L.P. (the “Partnership”), redemption-exchange units (“REUs”) of Brookfield Property L.P. and exchangeable limited partnership units (“Exchangeable Units” and together with the BPY Units and the REUs, the “Units”) of Brookfield Office Properties Exchange LP was held on March 26, 2015 in New York, NY, U.S.A. At this meeting, there were 351 Unitholders represented in person or by proxy holding 628,519,880 Units, representing approximately 85.35% of the 736,441,044 Units eligible to vote.

Unit Option Plan

The special resolution, the full text of which is attached as Appendix “A” to the Management Proxy Circular, approving an amended and restated unit option plan, was approved by a simple majority of votes cast by Unitholders. Management received proxies to vote on this resolution as follows:

	Votes For	Votes For	Votes Against
Units	Carried	536,967,839	91,513,542

There were no other matters to come before the meeting that required a vote by the Unitholders.

Date: March 30, 2015.	BROOKFIELD PROPERTY PARTNERS LIMITED
in its capacity as General Partner of Brookfield Property Partners L.P.

/s/ Jane Sheere
Jane Sheere
Secretary